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                                                            EXHIBIT 21

FOR IMMEDIATE RELEASE                                       NEWS RELEASE

For More Information Contact:

     Dr. Wilmer Bottoms             Dennis Wolf
     Chief Executive Officer        Chief Financial Officer
     (510) 657-7400                 (510) 657-7400

          CREDENCE SYSTEMS CORPORATION ADOPTS SHAREHOLDER RIGHTS PLAN

     FREMONT, Calif. -- June 1, 1998 -- Credence Systems Corporation (Nasdaq
NMS: CMOS) announced today that its Board of Directors adopted a Stockholder Rights Plan in which preferred stock purchase rights will be distributed as a dividend at the rate of one right for each share of Common Stock held as of the close of business on June 22, 1998.

     Each Right will entitle stockholders to buy one one-thousandth of a share of Series A Preferred Stock of the Company at an Exercise Price of $165. The Rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of the Company or to deprive stockholders of their interests in the long-term value of the Company.

     The Rights will be exercisable only if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer the consummation of which result in ownership by a person or group of 15% or more of the Company's Common Stock. Each Right will entitle stockholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $165 upon certain events. The Plan, pursuant to which the Rights are granted, permits any stockholder currently holding in excess of 15% of Credence to continue to hold its stake in the Company, but does not permit any increase in such stake and the maximum stake permitted for any such stockholder will permanently ratchet downward (but not below 15%) if and when such stockholder reduces its holding in Credence.

     If a person or group acquires 15% or more of the Company's outstanding Common Stock, or a holder of 15% or more of the Company's Common Stock engages in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, units of the Company's Series A Preferred Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price. In addition, if, after the Rights become exercisable, Credence is acquired in a merger or other business combination transaction, or sells 50% or more of its assets or earnings power, each Right will entitle its holder to purchase, at the Right's then-current price, a number of the acquiriing company's common shares having a market value at the time of twice the Right's exercise price.

     At any time on or prior to the close of business on the first date of a public announcement that a person or group has acquired beneficial ownership 15% or more of the Company's Common Stock, the Rights are redeemable for one-tenth of one cent per Right at the option of the Board of Directors.

     The Rights are intended to enable all stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

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     The dividend distribution will be made on June 22, 1998, payable to stockholders of record on that date. The Rights will expire ten years after the execution of the Rights Agreement by the Company and the Rights Agent. The initial distribution of Rights is not taxable to stockholders.

     Credence Systems Corporation is a leader in the manufacture of automatic test equipment (ATE) for the worldwide semiconductor industry. Credence offers a wide range of products with test capabilities for digital, mixed-signal, and memory semiconductors. Utilizing its patented CMOS technologies, Credence products are designed to meet the strict time-to-market and cost of ownership requirements of its customers.

     Headquartered in Fremont, California, the company maintains advanced production and design facilities in Beaverton, Oregon. Credence, an ISO 9001 certified manufacturer, is listed on the Nasdaq National Market under the symbol CMOS. More information is available at www.credence.com.

     Credence, and Credence Systems are trademarks of Credence Systems Corporation. Other trademarks which may be mentioned in this release are the intellectual property of their respective owners.

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